

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Eric Newlan
Secretary, Director & Vice President
Black Bird Biotech, Inc.
3505 Yucca Drive, Suite 104
Flower Mound, Texas 75028

> **Re: Black Bird Biotech, Inc.**
> **Post-Qualification Amendment No. 1 to Form 1-A**
> **Filed September 16, 2021**
> **File No. 024-11621**

Dear Mr. Newlan:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing